Exhibit 99.1

X Financial Announces its Investment in a VC Fund Managed by Dragonfly Ventures II, L.P.

SHENZHEN, China, March 2, 2021 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced commitment to invest in an aggregate amount of US$10 million in a VC fund managed by Dragonfly Ventures II, L.P. (“Dragonfly”) for blockchain industry investment opportunities. Dragonfly is a venture capital fund focusing on the blockchain industry with its long-term value investment strategy and research-driven process. Dragonfly has made investments in some of the leading blockchain platforms including Maker, Compound, Celo, UMA, etc.

The Company believes that this investment can bring an opportunity of exploring innovative technologies and the potential for improved profitability in long term, which is in line with the Company’s business strategies.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

For more information, please visit: http://ir.xiaoyinggroup.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

X Financial

Mr. Frank Fuya Zheng
Email: ir@xiaoying.com

Christensen

In China
Mr. Eric Yuan
Phone: +86-10- 5900-1548
E-mail: Eyuan@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com